SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY
CONSTRUTORA TENDA S.A. INTO GAFISA S.A.

AMONG THE ADMINISTRATORS OF

CONSTRUTORA TENDA S.A.

AND

GAFISA S.A.

________________________________

     DATED NOVEMBER 9, 2009
________________________________

By this private instrument:

The management of CONSTRUTORA TENDA S.A., a company with headquarters in the City of São Paulo, State of São Paulo, at Av. Engenheiro Luiz Carlos Berrini, 1,376, 9th floor, Brooklin Paulista, enrolled with the CNPJ/MF under No. 71.476.527/0001 -35 (“Tenda”); and

The management of GAFISA S.A., a company with headquarters in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor, enrolled with the CNPJ/MF under No. 01.545.826/0001 -07 (“Gafisa” and, together with Tenda, the “Companies”); WHEREAS:

(i)	the management of the Companies presented, through the Material Fact Releases of Gafisa and of Tenda dated as of October 21, 2009 and October 22, 2009, respectively, their intention to present to their shareholders, by the end of the fiscal year of 2009, a proposal for the merger of the totality of the outstanding shares issued by Tenda into its controlling shareholder Gafisa (“Merger of Shares”);

(ii)	on October 22, 2009, the Board of Directors of Tenda established a transitory independent committee (“Independent Committee”), to negotiate with the management of Gafisa, the conditions of the Merger of Shares and to submit its recommendations to the competent corporate bodies of Tenda;

(iii)	the Independent Committee and the management of Gafisa reached an agreement regarding the conditions for the Merger of Shares, especially in relation to the ratio for delivery of Gafisa’s shares in replacement for Tenda’s shares; and

(iv)	the Boards of Directors of Gafisa and of Tenda - the Board of Directors of Tenda having followed the recommendation of the Independent Committee approved the Merger of Shares on November 6, 2009 and have decided to propose the Merger of Shares to the shareholders of the Companies, pursuant to the terms agreed upon by the Independent Committee and the management of Gafisa;

HEREBY AGREE to enter into, in accordance with sections 224, 225 and 252 of Law No. 6,404/76, this Protocol and Justification of Merger of Shares Issued by Construtora Tenda S.A. into Gafisa S.A. (“Protocol and Justification”), which shall be submitted to the Extraordinary General Meetings of the Companies for approval by their respective shareholders, pursuant to the terms and conditions set out below:

1. Reasons for the transaction and interest of the Companies in its accomplishment.

1.1. The management of each of the Companies believe that the Merger of Shares will be advantageous to the shareholders of both Companies, to the extent the Merger of Shares is likely to result in the creation of a national leader in the civil construction sector that is likely to derive benefits arising from scale and an increase in operational, commercial and administrative efficiencies, and permit the reduction of redundant costs and operational scale gains, allowing for larger investments to be made and a higher sustainable growth rate.

1.2. The Gafisa common shares to be received by Tenda’s shareholders will be traded on the BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros S.A. (“BM&FBOVESPA”) in the “Novo Mercado”, and Tenda’s shareholders should benefit from an increase in the trading liquidity of their shares.

2. Ratio of substitution, number and type of shares to be assigned to Tenda’s shareholders and share rights

2.1. Tenda’s shareholders shall receive 0,205 common shares issued by Gafisa for each common share issued by Tenda held by them. Said substitution ratio shall be proportionally adjusted in case of split, reverse stock split, bonus shares or any other event that may cause any change to the number of shares in which Tenda’s stock capital is divided, provided that there are no corresponding changes to Tenda’s net equity.

2.2. Any fractional shares resulting from the substitution of Gafisa’s shares in replacement for Tenda’s shares held by each shareholder of Tenda that are not aggregated with the fractional shares of other Tenda’s shareholders in order to have one share will be rounded downwards to the closest whole number, and the difference will be paid in cash by Gafisa within 30 business days from the receipt of the funds from the sale of the sum of such fractions at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

2.3. Gafisa’s common shares to be delivered to Tenda’s shareholders in exchange for their Tenda shares, will have the same rights assigned to the then outstanding Gafisa common shares, and all such shares will be entitled to all benefits, including dividends and capital remuneration, that may be declared by Gafisa.

2.4. Tenda does not hold any shares issued by Gafisa.

3. Criteria for the appraisal of Tenda’s shares and the treatment of equity variations and rights of withdrawal.

3.1. Tenda’s common shares will be exchanged for common shares of Gafisa based on their net worth value on September 30th 2009 (the “Reference Date”).

3.2. The management of Gafisa, subject to further approval at the Extraordinary General Meeting of Gafisa that will examine the Protocol and Justification, appointed Apsis Consultoria Empresarial Ltda., enrolled with the CNPJ/MF under no. 27.281.922/0001 -70, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, 90, Grupo 1.802, Centro (“APSIS”) to perform the appraisal of the shares issued by Tenda to be merged into Gafisa. As a result of its work, APSIS delivered to Gafisa an appraisal report.

3.3. The equity variations of Tenda between the Reference Date and the date on which the Merger of Shares is effected shall be supported solely by Tenda and reflected on Gafisa through the equity method of accounting (“método de equivalência patrimonial”).

3.4. According to section 264 of Law No. 6,404/76, APSIS was also requested by Tenda’s management to prepare an appraisal report to evaluate the exchange ratio for delivery of Gafisa’s shares in replacement for Tenda’s shares based on the net worth value on the Reference Date of both Gafisa and Tenda, at market price (“Market Price Shareholders’ Equity Report”). As set forth in the Market Price Shareholders’ Equity Report, the appraisal resulted in an exchange ratio less favorable to Tenda shareholders than the one proposed by the management of the Companies. For this reason, Tenda’s shareholders will be entitled to the reimbursement of their shares, in case of exercise of the right of withdrawal, based on the net worth value of Tenda’s shares on December 31st 2008, in the amount of R$2,65 per share, notwithstanding the right to request a special balance sheet.

3.5. As provided in sections 252, paragraph 2, and 137, paragraph 2, of Brazilian Law No. 6,404/76, the right of withdrawal will be guaranteed exclusively to Tenda’s shareholders who dissent from or refrain from voting on the resolution relating to the Merger of Shares or fail to attend the relevant Extraordinary General Shareholders’ Meeting and who specifically express their intention to exercise the right of withdrawal within 30 days from the date of publication of the minutes of the Extraordinary General Shareholders’ Meeting of Tenda that approves the Merger of Shares. The payment of the respective reimbursement will be subject to consummation of the transaction set forth herein, as provided in section 230 of Brazilian Law No. 6,404/76. Such payment will be made by Tenda on a date to be further informed. The reimbursement of the value of Tenda shares will only be ensured in relation to the shares demonstrably held by said shareholders on October 21st, 2009, the date of the material fact release that disclosed the transaction set forth herein, pursuant to section 137 of Brazilian Law No. 6,404/76.

3.6. Gafisa’s shareholders who dissent or refrain from voting on the resolution relating to the Merger of Shares or fail to attend the relevant Extraordinary General Shareholders’ Meeting cannot withdraw from Gafisa upon reimbursement of the respective value of shares due to the fact that Gafisa’s shares meet the liquidity and dispersion criteria set forth in subparagraph II, section 137 of Brazilian Law No. 6,404/76.

3.7. APSIS represented that (i) there is no conflict or union of interest, whether actual or potential, with shareholders of Tenda or of Gafisa or with regard to the Merger of Shares; and (ii) shareholders or officers of Tenda or of Gafisa have not influenced, limited, made it difficult or performed any acts that compromised or may have compromised access to, use or knowledge of information, properties, documents or work methodology relevant to the quality of its conclusions.

4. Increase in the shareholders’ equity of Gafisa. Composition of the capital stock of Gafisa after the Merger of Shares.

4.1. The total issuance price of Gafisa’s shares for the capital increase arising out of the Merger of Shares will be the net worth value of all of Tenda’s shares to be merged into Gafisa on the Reference Date, provided that a portion of such price may be allocated to the formation of a capital reserve, pursuant to item “a”, paragraph 1, of section 182 of Brazilian Law No. 6,404/76. The shares issued by Gafisa will be subscribed to by the officers of Tenda, on account of the Tenda shareholders, according to the terms of section 252, paragraph 2, of Brazilian Law No. 6,404/76, and paid up upon the merger of the outstanding shares issued by Tenda into the net equity of Gafisa.

4.2. Gafisa’s net worth, as a result of the Merger of Shares, will be increased in R$448,548,933.70, upon the issuance of 32,884,592 new shares, and its capital will be divided into 166,517,910 common shares. Such number of shares may be adjusted due to the issuance of new shares by Tenda before the Merger of Shares, resulting in modification of its net equity. As a result of the transaction set forth herein, the totality of shares issued by Tenda will be owned by Gafisa and Tenda shall become a wholly-owned subsidiary thereof.

4.3. The wording of the head of Section 5 of the Bylaws of Gafisa will be amended in order to reflect the capital increase, upon the issuance of new shares, resulting from the approval of the Merger of Shares.

5. Transaction Acts.

5.1. Consummation of the Merger of Shares requires the following acts to be performed:

(a) Extraordinary General Shareholders’ Meeting of Tenda to approve the Protocol and Justification and the Merger of Shares, as well as to authorize the subscription by officers of Tenda of the shares to be issued by Gafisa; and

(b) Extraordinary General Shareholders’ Meeting of Gafisa to (i) approve the Protocol and Justification and authorize the increase of the capital stock to be subscribed to and paid up by the officers of Tenda; (ii) confirm the appointment of APSIS; (iii) approve the appraisal report prepared by APSIS and the Merger of Shares; (iv) approve the assumption by Gafisa of non-exercised stock options granted by Tenda under its Stock Option Plans; and (v) authorize the management of Gafisa to execute all agreements and instruments, and further perform all other acts required to make the Merger of Shares effective.

5.2. Pursuant to the debenture indenture, Tenda will make efforts to obtain favorable pronouncement of its debenture holder on the matter.

6. General Provisions.

6.1. Stock Option Plan. At the Extraordinary General Shareholders’ Meeting of Gafisa, the shareholders of Gafisa will resolve on the Merger of Shares and shall also resolve on the assumption, by Gafisa, of the non-exercised stock options granted under the Stock Option Plans of Tenda approved at the Extraordinary General Shareholders’ Meetings held on June 3rd, 2008 and on April 27, 2009.

6.2. Gafisa Consultants. Estáter was hired to assist Gafisa in this transaction. The management of Gafisa also hired N M Rothschild & Sons to produce the valuation report of the companies involved.

6.3. Independent Committee Advisors. Banco Itaú BBA S.A. and Ulhôa Canto, Rezende e Guerra - Advogados were hired as financial and legal consultants, respectively, of the Independent Committee.

6.4. Registry of Publicly-Held Company of Tenda. Tenda will remain a publicly-held corporation until further resolution by its controlling shareholder Gafisa. Tenda’s shares shall be delisted from the Nov Mercado of BM&FBOVESPA.

6.5. No Succession. The Merger of Shares will not cause Gafisa to absorb any properties, rights, assets, obligations or responsibilities of Tenda, which shall keep its legal identity in full without succession.

6.6. Amendment. This Protocol and Justification shall not be amended unless the amendment is made in writing.

6.7. Other Documents. All documents mentioned in this Protocol and Justification and the audited financial statements of Tenda and of Gafisa prepared on the Reference Date will be available at the headquarters of Gafisa and of Tenda as of the date hereof, as well as on the websites of Brazilian Securities Exchange Commission (“CVM”) and BM&FBOVESPA.

6.8. Venue. The courts of the Judicial District of the Capital of the State of São Paulo are hereby elected to settle all disputes arising herefrom, to the exclusion of any other, however privileged it is or may be.

IN WITNESS WHEREOF, the parties execute this Protocol and Justification in six counterparts of identical content and form in the presence of two witnesses identified below.

São Paulo, November 9, 2009

Management of Construtora Tenda S.A.:

Henrique de Freitas Alves Pinto	Mauricio Luis Luchetti
Member of the Board of Directors	Member of the Board of Directors

Carlos Eduardo Dan Alves Trostli	Paulo Roberto Cassoli Mazzali
Chief Executive Officer	Chief Financial and Investor Relations
Officer

Marcelo Silva e Souza	Daniela Ferrari Toscano de Britto
Chief Executive Officer Chief Operational	Chief Operational Officer
Officer

(signature page of the Protocol and Justification of Merger of Shares issued by Construtora Tenda S.A. into Gafisa S.A., dated November 9, 2009)

Management of Gafisa S.A.:

Caio Racy Mattar
Member of the Board of Directors

Richard L. Huber Member of the Board of Directors	José Écio Pereira da Costa Junior Member of the Board of Directors

Gerald Dinu Reiss Member of the Board of Directors	Wilson Amaral de Oliveira Chief Executive Officer

Alceu Duílio Calciolari Chief Finance and Investor Relation Officer	Odair Garcia Senra Officer

Mario Rocha Neto Officer	Antônio Carlos Ferreira Officer

Witnesses:

1.	2.

Name:	Name:
I.D. (R.G.):	ID (R.G.):
CPF/MF:	CPF/MF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.